UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 16)*

LEAF GROUP LTD.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

52177G102
(CUSIP Number)

Osmium Partners, LLC
300 Drakes Landing Road, Suite 172
Greenbrae, CA 94904
Attention: John H. Lewis
Telephone: (415) 785-4044
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 52177G102

1.	Names of Reporting Persons

John H. Lewis
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

PF, AF
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(D) or 2(E) [ ]

6.	Citizenship or Place of Organization

United States
	7.	Sole Voting Power

Number of		94,348
Shares	8.	Shared Voting Power
Beneficially
owned by		2,814,490
Each	9.	Sole Dispositive Power
Reporting
Person		94,348
With:	10.	Shared Dispositive Power

		2,814,490
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,908,838
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13.	Percent of Class Represented by Amount in Row (11)

8.1%
14.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 52177G102+

1.	Names of Reporting Persons

Osmium Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

AF
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(D) or 2(E) [ ]

6.	Citizenship or Place of Organization

Delaware
	7.	Sole Voting Power

Number of		0
Shares	8.	Shared Voting Power
Beneficially
owned by		2,814,490
Each	9.	Sole Dispositive Power
Reporting
Person		0
With:	10.	Shared Dispositive Power

		2,814,490
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,814,490
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13.	Percent of Class Represented by Amount in Row (11)

7.8%
14.	Type of Reporting Person (See Instructions)

IA, OO

CUSIP No. 52177G102

1.	Names of Reporting Persons

Osmium Capital, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(D) or 2(E) [ ]

6.	Citizenship or Place of Organization

Delaware
	7.	Sole Voting Power

Number of		0
Shares	8.	Shared Voting Power
Beneficially
owned by		1,059,336
Each	9.	Sole Dispositive Power
Reporting
Person		0
With:	10.	Shared Dispositive Power

		1,059,336
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,059,336
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13.	Percent of Class Represented by Amount in Row (11)

3.0%
14.	Type of Reporting Person (See Instructions)

PN

CUSIP No. 52177G102

1.	Names of Reporting Persons

Osmium Capital II, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(D) or 2(E) [ ]

4.	Citizenship or Place of Organization

Delaware
	5.	Sole Voting Power

Number of		0
Shares	6.	Shared Voting Power
Beneficially
owned by		433,574
Each	7.	Sole Dispositive Power
Reporting
Person		0
With:	8.	Shared Dispositive Power

		433,574
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

433,574
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

11.	Percent of Class Represented by Amount in Row (11)

1.2%
12.	Type of Reporting Person (See Instructions)

PN

CUSIP No. 52177G102

1.	Names of Reporting Persons

Osmium Spartan, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(D) or 2(E) [ ]

4.	Citizenship or Place of Organization

Delaware
	5.	Sole Voting Power

Number of		0
Shares	6.	Shared Voting Power
Beneficially
owned by		438,954
Each	7.	Sole Dispositive Power
Reporting
Person		0
With:	8.	Shared Dispositive Power

		438,954
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

438,954
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

11.	Percent of Class Represented by Amount in Row (11)

1.2%
12.	Type of Reporting Person (See Instructions)

PN

CUSIP No. 52177G102

1.	Names of Reporting Persons

Osmium Diamond, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(D) or 2(E) [ ]

6.	Citizenship or Place of Organization

Delaware
	7.	Sole Voting Power

Number of		0
Shares	8.	Shared Voting Power
Beneficially
owned by		882,626
Each	9.	Sole Dispositive Power
Reporting
Person		0
With:	10.	Shared Dispositive Power

		882,626
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

882,626
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13.	Percent of Class Represented by Amount in Row (11)

2.5%
14.	Type of Reporting Person (See Instructions)

PN

CUSIP No. 52177G102

1.	Names of Reporting Persons

Michael J. McConnell
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(D) or 2(E) [ ]

6.	Citizenship or Place of Organization

	7.	Sole Voting Power

Number of		0
Shares	8.	Shared Voting Power
Beneficially
owned by		0
Each	9.	Sole Dispositive Power
Reporting
Person		0
With:	10.	Shared Dispositive Power

		0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)

0%
14.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 52177G102

1.	Names of Reporting Persons

John Mutch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(D) or 2(E) [ ]

6.	Citizenship or Place of Organization

Delaware
	7.	Sole Voting Power

Number of		0
Shares	8.	Shared Voting Power
Beneficially
owned by		0
Each	9.	Sole Dispositive Power
Reporting
Person		0
With:	10.	Shared Dispositive Power

		0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)

0%
14.	Type of Reporting Person (See Instructions)

IN

EXPLANATORY NOTE

This Amendment No. 16 (this "Amendment") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on June 22, 2020, as amended on June 29, 2020, July 13, 2020 (twice), July 16, 2020, July 27, 2020, July 29, 2020, August 13, 2020, August 17, 2020, September 1, 2020, October 7, 2020, October 27, 2020, January 7, 2021, February 1, 2021, February 17, 2021, and April 8, 2021, by the Reporting Persons (as amended from time to time, the "Schedule 13D") relating to their beneficial ownership in Leaf Group Ltd. (the "Issuer"). Except to the extent set forth in this Amendment, all information disclosed in the Schedule 13D remains unchanged.  Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

ITEM 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

On May 12, 2021, the parties to that certain Group Agreement, dated February 12, 2021, as amended by that certain Joinder Agreement, dated February 16, 2021 (as amended, the "Group Agreement"), agreed to terminate the Group Agreement effective immediately.  Accordingly, the Reporting Persons are no longer members of a Section 13(d) group with VIEX or Oak.  The Reporting Persons shall continue filing statements on Schedule 13D with respect to the beneficial ownership of securities of the Issuer to the extent required by applicable law.  Each of the Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, the Reporting Persons may vote in favor or against the proposed acquisition of the Issuer by Graham Holdings Company announced on April 6, 2021, or increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

ITEM 5. Interest in Securities of the Issuer

Items 5(a), 5(b) and 5(c) of the Schedule 13D are amended and restated as follows:

(a) The information set forth in rows 7 through 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 36,032,095 Shares outstanding of Common Stock, $0.0001 par value, as reported in the Issuer's Annual Report on Form 10-Q, filed with Securities and Exchange Commission on May 6, 2021.

(b) Osmium Partners and Mr. Lewis may be deemed to share with the Osmium Capital, Osmium Capital II, Osmium Spartan and Osmium Diamond (and not with any third party) the power to vote or direct the vote of and to dispose or direct the disposition of the 1,059,336 shares of common stock, 433,574 shares of common stock, 438,954 shares of common stock and 882,626 shares of common stock reported herein, respectively.

(c) As of the date hereof, neither Mr. McConnell nor Mr. Mutch owns any shares.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On May 12, 2021, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 17 and is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 13, 2021

John H. Lewis
Osmium Partners, LLC
Osmium Capital, LP
Osmium Capital II, LP
Osmium Spartan, LP

Osmium Diamond, LP

By: /s/ John H. Lewis
John H. Lewis, for himself and as
Managing Member of Osmium
Partners, LLC, for itself and as
General Partner of Osmium
Capital, LP, Osmium Capital II,
LP and Osmium Spartan, LP

EXHIBIT INDEX

Exhibit 1*	Joint Filing Agreement

Exhibit 2*	Press Release and Letter to Board of Directors, dated June 29, 2020.

Exhibit 3*	Press Release and Letter to Board of Directors, dated July 10, 2020.

Exhibit 4*	Press Release and Letter to Board of Directors, dated July 13, 2020.

Exhibit 5*	Press Release, dated July 16, 2020.

Exhibit 6*	Press Release and Letter to Board of Directors, dated July 27, 2020.

Exhibit 7*	Press Release, dated July 29, 2020.

Exhibit 8*	Press Release and Letter to Board of Directors, dated August 12, 2020.

Exhibit 9*	Press Release, dated August 17, 2020.

Exhibit 10*	Press Release, dated August 31, 2020.

Exhibit 11*	Letter to Board of Directors, dated October 22, 2020.

Exhibit 12*	Group Agreement

Exhibit 13*	Joinder Agreement

Exhibit 14*	Indemnification Agreement (Form of)

Exhibit 15*	Power of Attorney / Mutch)

Exhibit 16*	Power of Attorney / McConnell)

Exhibit 99.1*	The Press Release, dated April 7, 2021.

*Exhibit previously filed.